UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 25, 2007

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Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

(a) On October 25, 2007, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing that it is scheduled to make two presentations. A copy of this press releases is filed as Exhibits 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01   Regulation FD Disclosure.

Incorporated by reference is a press releases issued by the Company on October 25, 2007, which is attached hereto as Exhibits 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on October 25, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Title: Chief Financial Officer

Dated: October 30, 2007

Links

Exhibit 99.1





CROSS COUNTRY HEALTHCARE TO PRESENT AT CIBC WORLD MARKETS HEALTHCARE CONFERENCE AND PARTICIPATE IN SUNTRUST ROBINSON HUMPHREY BUSINESS SERVICES UNCONFERENCE

BOCA RATON, Fla. – October 25, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Wednesday, November 7, 2007, at 8:00 a.m. Eastern Time at the CIBC World Markets 18th Annual Healthcare Conference being held at The Waldorf-Astoria Hotel in New York City.

Cross Country's presentation will be webcast and accessible to the public online via the Company's web site at www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ccrn&script=2100%20. Through this link, visitors will be able to access the Company's presentation made by Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc., who will provide an overview of Cross Country's business and prospects. Replays will be available for 90 days after the presentation or until February 5, 2008 at the same website address.

In addition, Cross Country Healthcare is scheduled to participate in the SunTrust Robinson Humphrey Business Services Unconference on Thursday, November 8, 2007, being held at Le Parker Meridien Hotel in New York City. This event consists of small group and one-on-one investors meetings – no formal presentations are being made.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing and related services in the United States. The Company has a national client base of approximately 4,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, including from time to time entering into Letters of Intent which may or may not result in the completion of an acquisition, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006, as well as in our Quarterly Report on Form 10-Q issued during 2007. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is our intention to update guidance quarterly, it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779
Email: hgoldman@crosscountry.com